WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

August 23, 2019

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on July 30, 2019 regarding the Trust’s Post-Effective Amendment No. 707, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 17, 2019 for the purpose of registering shares of the WisdomTree Cloud Computing Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%

1	“Other Expenses” are based on estimated amounts for the current fiscal year.

August 23, 2019

2.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: Confirmed. The fee waiver has been removed, and the Fund’s Fee Table is set forth above in the Comment 1 response.

3.

Comment: Prior to launching the Fund, please provide the Staff with the (i) Index methodology and, if applicable, disclose if the Index is created or sponsored by an affiliate of the Registrant; and (ii) list of Index constituents.

Response: The Registrant has provided the Staff with the Index methodology and list of Index constituents via email. The Registrant confirms that the Index is created by an unaffiliated third party.

4.	Comment: Please disclose if the Fund can invest in securities of foreign issuers.

Response: The Fund does not consider investments in the securities of foreign issuers to be a principal investment strategy of the Fund at this time, and any applicable disclosure has been removed from the Prospectus.

5.	Comment: Please disclose if the Fund will invest in securities of emerging markets issuers.

Response: The Fund does not consider investments in the securities of emerging markets issuers to be a principal investment strategy of the Fund at this time. Please also see the response to Comment 4 above.

6.	Comment: Please note that the term “Cloud Computing” represents a focus on investments in a particular industry and is covered by Rule 35d-1(a) (2) (the “Names Rule”) and the applicable 80% test.

Response: Please note the following language, located in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depository receipts based on component securities.

In addition, the following language is included in the “Investment Limitations – Non-Fundamental Policies” section of the Statement of Additional Information:

August 23, 2019

The Fund has adopted a non-fundamental investment policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depository receipts based on component securities.

7.	Comment: Please confirm that by using the term “cloud computing,” the Fund will be invested in companies that are primarily involved in the cloud computing space.

Response: The Registrant has revised the second paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus to the following (new language in bold):

Cloud computing is a term used to describe the delivery, through the Internet, of computing services, which can include servers, storage, databases, networking, software, analytics, and intelligence. The Index is designed to track the performance of emerging public companies primarily involved in providing cloud computing software and services to their customers, which derive the majority of their revenues from business-oriented software products, as determined by Bessemer Venture Partners (“BVP”), that are both: (i) provided to customers through a cloud delivery model (e.g., hosted on remote and multi-tenant server infrastructure, accessed through a web browser or mobile device, or consumed as an Application Programming Interface (“API”)); and (ii) provided to customers through a cloud economic model (e.g., a subscription-based, volume-based or transaction-based offering).

8.	Comment: Please disclose the principal sectors and the associated risks in the “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” sections of the Prospectus.

Response: The last sentence of the fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised as follows:

As of July 31, 2019, companies in the information technology sector comprised a significant portion of the Index.

Additionally, the associated sector risk disclosure has been added to the “Principal Risks of Investing in the Fund” and “Additional Principal Risk Information about the Fund” sections of the Prospectus.

9.

Comment: The Staff notes that the regions in which the Fund may invest have not yet been included, however, please include a Geopolitical Risk in the “Principal Risks of Investing in the Fund” section of the Prospectus for those applicable regions.

Response: The Geopolitical Risk in the “Principal Risks of Investing in the Fund” section of the Prospectus has been revised as follows:

August 23, 2019

The United States has experienced security concerns, war, threats of war, aggression and/or conflict, terrorism, economic uncertainty, natural and environmental disasters and/or systemic market dislocations (including due to events outside of the United States) that have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on the U.S. and world economies and markets generally, each of which may negatively impact the Fund’s investments.

10.

Comment: Please include a “niche market risk” given that the principal investment strategy of the Fund is to invest in the cloud computing space. Additionally, please disclose if the total size of the specific market can present any issues if the Fund reaches a certain asset size.

Response: The Registrant respectfully declines to add the requested risk disclosure. The Fund has included a specific “Cloud Computing Company Risk” in Items 4 and 9, and has further added the following with respect to that risk in the Item 9 risk disclosure:

Cloud computing companies can also be susceptible to security or other defects in technology or operations, application or system performance issues, unauthorized access or other leaking of proprietary information, non-compliance with existing policies and contractual obligations, loss of stored data, lack of business continuity or disaster recovery preparedness, service outages, and/or vendor unreliability, any or all of which could materially impact a company’s share price.

11.	Comment: Please indicate who will serve as the Fund’s Sub-Adviser and Portfolio Managers via correspondence.

Response: The following disclosure has been added to the Prospectus:

The Fund is managed by Mellon Investments Corporation’s Equity Index Strategies Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are described below:

Karen Q. Wong, CFA, a Managing Director, Head of Index Portfolio Management, has been a portfolio manager of the Fund since its inception.

Richard A. Brown, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

Thomas J. Durante, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

12.

Comment: In accordance with Form N-1A and the SEC’s Division of Investment Management Guidance 2014-08, in Item 9, please include a more robust description of the Fund’s Item 4 investment strategy disclosure.

August 23, 2019

Response: The Registrant has revised Item 9 to provide a more robust description of the Fund’s Item 4 investment strategy disclosure.

13.

Comment: Please disclose that purchases and redemptions of creation units with cash may cause the Fund to incur certain costs that it might not have incurred if it had made these transactions in-kind. In addition, please disclose that these costs could be imposed on the Fund, and, thus, decrease the Fund’s net asset value.

Response: The Registrant respectfully declines to add the requested risk disclosure, and, since the Fund is expected to primarily transact “in-kind,” the “Cash Redemption Risk” has been removed from Items 4 and 9 of the Prospectus.

14.	Comment: Please finalize the Registration Statement in the 485(b) filing to remove all brackets and include all material information.

Response: The Registrant confirms that all material information has been provided to the Staff and will be included in the 485(b) filing.

*  *  *  *  *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)